ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

November 30, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	KWESST Micro Systems Inc. ("Company") Registration Statement on Form F-1 (File No. 333-266897) (the "Registration Statement") Withdrawal of Prior Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on November 25, 2022, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 p.m. Eastern time, on November 29, 2022, which was modified orally by the Company's United States legal counsel to request the Registration Statement be declared effective at 5:00 p.m. Eastern time on November 30, 2022. We are no longer requesting that the Registration Statement be declared effective on November 30, 2022 at 5:00 p.m. Eastern time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,
THINKEQUITY LLC

By:	/s/ Eric Lord
Name: Eric Lord
Title: Head of Investment Banking